SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G/A

          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Amendment No. )


                  Aurora Biosciences Corporation
________________________________________________________________
                             (Name of Issuer)



                 Common Stock, $.001 par value
_________________________________________________________________
                      (Title of Class of Securities)



                         0000519201
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 0000519201                                      Page 2 of 8 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Domain Partners
     S.S. or I.R.S. Identification            III, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    1,656,961 shares of
Shares Beneficially           Power          Common Stock, $.001
Owned by Each                                par value ("Common
Reporting Person                             Stock")
                         ________________________________________
                         6)   Shared Voting
                              Power                -0-
                         ________________________________________
                         7)   Sole Disposi-  1,656,961 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           1,656,961 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          9.7%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0000519201                                      Page 3 of 8 Pages

_________________________________________________________________
1)   Name of Reporting Person                 DP III Associates,
     S.S. or I.R.S. Identification            L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    57,324 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  57,324 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           57,324 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          0.3%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0000519201                                      Page 4 of 8 Pages
                               Schedule 13G
                               ____________

Item 1(a) -    Name of Issuer:  Aurora Biosciences Corporation

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               11010 Torreyana Road
               San Diego, CA  92121

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Domain Partners III, L.P., a Delaware limited partnership ("Domain III") and DP III Associates, L.P., a Delaware limited partnership ("DP III A") (together, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c) -    Place of Organization:

               Domain III:  Delaware
               DP III A:  Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.001 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  0000519201

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               Domain III:  1,656,961 shares of Common Stock
               DP III A:  57,324 shares of Common Stock

               (b)  Percent of Class:

               Domain III: 9.7%
               DP III A: 0.3%

CUSIP No. 0000519201                                      Page 5 of 8 Pages


               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
               Domain III:  1,656,961 shares of Common Stock
               DP III A:  57,324 shares of Common Stock

               (ii) shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:


               Domain III:  1,656,961 shares of Common Stock
               DP III A:  57,324 shares of Common Stock

               (iv) shared power to dispose or to direct the disposition
                    of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Company:

               Not applicable.

Item 8 - Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:  Not applicable.

Item 10 -      Certification:  Not applicable.

CUSIP No. 0000519201                                      Page 6 of 8 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates
                                   III L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
                                ________________________________
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates
                                   III L.P., General Partner

                              By  /s/ Kathleen K. Schoemaker
                                ________________________________
                                   General Partner

Date: February 2, 1998

CUSIP No. 0000519201                                      Page 7 of 8 Pages

                                                       EXHIBIT 1
                               AGREEMENT OF
                         DOMAIN PARTNERS III, L.P.
                                    AND
                          DP III ASSOCIATES, L.P.
                         PURSUANT TO RULE 13d-1(f)
                         _________________________

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates
                                   III L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
                                ________________________________
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates
                                   III L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
                                ________________________________
                                   General Partner


Date: February 2, 1998

CUSIP No. 0000519201                                      Page 8 of 8 Pages

                                                       EXHIBIT 2

                     Identification and Classification
                      of Members of the Group
                     _________________________________

          Domain Partners III, L.P. and DP III Associates, L.P. are filing this statement on Schedule 13G as a group.

          Domain Partners III, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates III, L.P., a Delaware limited partnership.

          DP III Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates III, L.P., a Delaware limited partnership.